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May 7, 2014

VIA ELECTRONIC TRANSMISSION Securities and Exchange Commission	A.J. Ericksen TEL: 7132291393 FAX: 7132292793 aj.ericksen@bakerbotts.com

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1

Transocean Partners LLC

Ladies and Gentlemen:

On behalf of our client, Transocean Partners LLC (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) for non-public review by the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement submitted herewith relates to the initial public offering of the Company’s common units.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1 billion during its most recent fiscal year ended December 31, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the staff of the Commission, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations. In addition, for so long as the Company is an “emerging growth company,” the Company is exempt from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

We hereby notify the Commission that the Company intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, as allowed by Section 107(b)(1) of the JOBS Act, for the adoption of new or revised accounting standards as applicable to emerging growth companies. By making this irrevocable election, the Company will not be required to comply with any new or revised financial accounting standard until such time that a company that does not qualify as an “issuer” (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standards.

Please direct any questions with respect to this confidential submission to the undersigned at (713) 229-1393 or aj.ericksen@bakerbotts.com, or to Jill S. Greene, Transocean Ltd.’s Associate General Counsel, (713) 232-7484 or jill.greene@deepwater.com.

BAKER BOTTS L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

AJE:nat

May 7, 2014

Enclosures

cc:	Jill S. Greene

Transocean Ltd.

Gene J. Oshman

Joshua Davidson

Baker Botts

Catherine S. Gallagher

Adorys Velazquez

Vinson & Elkins